

Mail Stop 4628

November 10, 2016

Via E-mail
James Doris
Chief Executive Officer
Viking Investments Group, Inc.
1330 Avenue of the Americas
Suite 23 A
New York, New York 10019

> **Re:** **Viking Investments Group, Inc.**
> **Form 8-K**
> **Filed October 13, 2016**
> **Form 8-K/A**
> **Filed November 2, 2016**
> **File No. 000-29219**

Dear Mr. Doris:

We have reviewed your November 2, 2016 amendment, which appears to be in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2016 letter.

Form 8-K/A filed November 2, 2016

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant's Certifying Accountant and Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.   We note that you have amended your Form 8-K to address comments in our letter dated October 21, 2016, although you have not provided a written response.

We see that you have filed the letters that were required pertaining to your change in auditors and disagreements with auditors. However, you have also added disclosures and removed previous disclosures in the amendment. We have additional comments in this letter regarding these changes that you will need to address.

Please submit a written response to our prior comment letter, and a separate written response to the comments in this letter as correspondence on EDGAR.

2. We note that you added disclosure referencing the engagement of a new accounting firm on October 28, 2016, and removed previous disclosure about the engagement of a new accounting firm on September 2, 2016. Specifically, you previously stated –

> "On September 2, 2016 (the "Engagement Date"), the Company engaged RBSM LLP ("RBSM") as its independent registered public accounting firm. The decision to engage RBSM as the Company's independent registered public accounting firm was approved by the Company's board of directors."

Such disclosure has been removed in the amendment without explanation or apparent rationale. However, you continue to explain within the Item 4.02 disclosures that RBSM LLP will review interim financial statements and that you have not arranged for the audit of your 2015 financial statements. In place of the disclosure referenced above, your new disclosure under Item 4.01 of the Form 8-K amendment states –

> "On October 28, 2016 (the "Engagement Date"), the Company engaged Mohle Adams ("New Auditor") as its independent registered public accounting firm for the Company's fiscal year ended December 31, 2015. The decision to engage the New Auditor as the Company's independent registered public accounting firm was approved by the Company's Board of Directors."

Given your previous disclosure, you should clarify the circumstances under which the engagement of Mohle Adams occurred, and the status of your relationship with RBSM LLP. Please file an amendment to the Form 8-K to (i) restore prior disclosures to the extent they were accurate when initially reported, also clarifying any inaccuracies, and (ii) if the engagement of RBSM LLP remains active, describe your plans with regard to any segmentation of audit and review responsibilities between firms, clarifying the scope of work each firm is expected to complete under present engagements, and indicate the expected timing of all audit and review work to be undertaken.

Please clarify which firm is engaged as your principal auditor.

3. Given the revisions that appear necessary to correct your disclosures, it appears you will need to obtain and file an updated letter from your prior auditors that addresses all of the disclosures you provide under Item 4.01 and Item 4.02 of Form 8-K.

4.   If the engagement of RBSM LLP is no longer active, file a separate Form 8-K to report this event, along with the information outlined in the preceding comment that pertains to the transition to and engagement of Mohle Adams, covering any division of work between firms, and the information required under Item 4.01 of Form 8-K and Item 304(a) of Regulation S-K. In this case, also provide RBSM LLP with the disclosures you will make and obtain and file a letter from RBSM LLP stating –

   (i)   whether it agrees with the statements you have made in addressing each of the Item 4.01 and Item 4.02 requirements of Form 8-K, and
   (ii) if it is not in full agreement with your statements, the respects in which it does not agree.

5.   Please revise the information provided under Item 4.02 of Form 8-K, which presently indicates you have not engaged a firm to reaudit your prior financial statements, to clarify the involvement of RBSM LLP with respect to the audit and review of both prior and future periods. As it appears that Green and Company CPAs will not reissue their audit opinion for prior years, your plans to obtain a reaudit of both the 2014 and 2015 financial statements should be addressed. When you amend your Form 10-K, you will need to include an audit opinion from independent accountants that covers each period.

   You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137, or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources